Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation
Blue Hills Bank	100%	Massachusetts
HP Security Corporation*	100%	Massachusetts
1196 Corporation*	100%	Massachusetts

*	Subsidiary of Blue Hills Bank